August 28, 2020

Mr. David Manion

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	360 Funds (the “Trust’) (File Nos. 811-21726 and 333-123290)

Dear Mr. Manion:

You provided me with comments relating to the annual shareholder report filing on Form N-CSR and the annual report on Form N-CEN for the Trust, for the following series:

●	Stringer Growth Fund (FYE February 29, 2020);

●	IMS Capital Value Fund, IMS Strategic Income Fund (the “Strategic Fund”), and IMS Dividend Growth Fund (FYE June 30, 2019);

●	EAS Crow Point Alternatives Fund, Crow Point Global Tactical Allocation Fund, and Crow Point Alternative Income Fund (FYE 9/30/2019) (collectively, the “Crow Point Funds”); and

●	Fintrust Income and Opportunity Fund (FYE November 30, 2019) (the “Fintrust Fund”).

Below are the Trust’s responses.

Strategic Fund

1.	Comment: The staff notes that the Strategic Fund held about 23% of its assets in structured notes as of the fiscal year-end. The notes to the financial statements discuss structured notes generally but do not provide additional information on the structured notes held by the Strategic Fund. Additionally, the notes also refer to reverse convertible bonds, which are short-term notes, but the notes held by the Strategic Fund have maturities longer

BO JAMES HOWELL ● PARTNER

6224 Turpin Hills Drive ● Cincinnati, OH 45224 ● p: 509.279.8202

Practus, LLP ● Bo.Howell@Practus.com ● Practus.com

than one year. Therefore, the discussion of short-term notes is not applicable. Please respond to the following comments.

a.	In correspondence, discuss the type of structured notes held on June 30, 2019, including a discussion of the underlying assets held by the notes.

Response: Below is a discussion of the types of structured notes held by the Strategic Income Fund on June 30, 2019, including a discussion of the assets that underly the notes.

Structured Products – The Strategic Fund may invest in certain structured products, including interest rate or index-linked notes. Typically, structured products are privately offered and sold (that is, they are not registered under federal securities laws); however, an active dealer market may exist for structured products that qualify as Rule 144A transactions. The risks of an investment in a structured product depend primarily on the type of collateral securities and the class of the structured product in which the Fund invests. In addition to the standard interest rate, default and other risks of fixed income securities, structured products carry additional risks, including the possibility that distributions from collateral securities will not be adequate to make interest or other payments, the quality of the collateral may decline in value or default, the Fund may invest in Structured Products that are subordinate to other classes, values may be volatile, and disputes with the issuer may produce unexpected investment results.

b.	In future shareholder reports, please include additional information on the types of notes held and the underlying assets of the notes.

Response: The Trust confirms that in the future, it will provide additional information on the types of notes held by a series.

c.	Please consider prospectus disclosure regarding the risk of the type of structured notes held by the Strategic Fund.

Response: The Trust will add disclosure regarding the types of notes held by the Strategic Fund.

Crow Point Funds

2.	For the Crow Point Funds, Form N-CEN indicates that the independent public accountant’s report did not note any material weakness. The staff notes, however, such a weakness was reported in the independent accountant’s report filed with Form N-CEN. Please submit an amended Form N-CEN to update Item B.18 to reflect this answer correctly. Relatedly, as required by Item G.1 and Instruction 3 of Form N-CEN, please include the required attachment that discusses the corrective action taken or proposed undertaken by the Trust regarding the material weakness.

Response: The Trust will file the amended Form N-CEN and include the required attachment.

3.	Regarding the Crow Point Funds’ Form N-1A, please confirm in correspondence whether the acquired fund fees and expenses (“AFFE”) include the costs of investing in small underlying funds, including business development companies (“BDC”).

Response: Per the instructions in Form N-1A, the Trust includes expenses related to investments in BDCs. As of September 30, 2019, the EAS Crow Point Alternatives Fund held one BDC—TCG BDC, Inc.

4.	The staff notes that the derivative volume does not appear to meet the requirements of ASC 815. Please include disclosure that gives the user some specificity regarding the investment activity of derivatives, such as the average notional value.

Response: The Trust will include additional disclosure in future filings that is consistent with ASC 815.

Fintrust Fund

5.	The Fintrust Fund had portfolio turnover over 200% during the fiscal year; please consider adding portfolio turnover risk to the prospectus as a principal risk. Also, please discuss any significant portfolio repositioning in the Management Discussion on Fund Performance (“MDFP”).

Response: The Trust will include portfolio turnover risk in the Fintrust Fund’s next annual update to the registration statement on Form N-1A. The Trust will also ensure that the MDFP discusses any significant portfolio repositioning during a reporting period.

6.	Although the Fintrust Fund claims to be non-diversified, it does not appear to meet the requirements for such status. Please confirm if the Fund is non-diversified or whether it has become diversified. If needed, please update the disclosure in the registration statement.

Response: The Trust verified that the Fintrust Fund has been operating as a diversified fund. The Trust will update its registration statement to reflect this change in status.

7.	In the options disclosure in the Fintrust Funds annual report, Note 3. Derivative Transactions states that “For the year ended November 30, 2019, the total amount of all options, as presented in the Schedule of Investments and Schedule of Options Written, is representative of the volume of activity for these derivative types.” (Emphasis added.) The note continues to state that “For the year ended November 20, 2019, the average month-end notional value of purchased and written option contracts for the Fund was $6,290,365 and ($4,265,123), respectively.” Since the Fund should disclose precise as opposed to representative information, which it does, in the second statement, please delete the clause “is representative of the volume of activity for these derivative types.”

Response: The Trust will delete the reference to “representative information” and will continue to disclose the average month-end notional value for options contracts.

General Comments

8.	A significant percentage of the net advisory fees are net negative.
●	The Strategic Fund recorded $10,854 due to the adviser, management fees of $50,479, and advisory fee waivers and expense reimbursements of $81,754.
●	The Fintrust Fund had a due-from adviser of $12,678, management fees of $112,070, and management fee waivers and expense reimbursements of $128,356.

a.	For the Strategic Fund, please explain why there is an amount due to the adviser.

Response: The amount due to the adviser was the result of over-accruals during the period, which was identified at the end of the fiscal year.

b.	For both funds, please explain in correspondence why these funds have a significant portion of the net fee recordable or amounts due to or from the adviser. Please discuss the timing of when the funds collect amounts due from and pay amounts due to the adviser. (The staff notes that the adviser should be reimbursing the Fund on the same timeline as it receives management fee payments. The adviser should not be receiving any management fees if it has an outstanding amount owed to the Fund.)

Response: The fund administrator has advised that the policies and procedures for the Trust (including the IMS Funds and the Fintrust Fund) require that any “due from adviser” accounts in a fund’s Statement of Assets and Liabilities must be settled monthly. The fund administrator has also advised that the process for collecting any “due from adviser”

amounts under the terms of any applicable expense limitation arrangements is implemented contemporaneously with the processing of any amounts that may be “due to the adviser” under the terms of the investment advisory agreement. For the Fintrust Fund, the due-from included amounts due from October 2019 and November 2019. Generally, each Fund pays management fees and collects expense reimbursements monthly. The amount due from the adviser that the staff noted was a combination of expense reimbursements for both October 2019 and November 2019. The November 2019 amounts were not due until the end of the period. The adviser paid both amounts shortly after the end of the period.

9.	The prospectuses present the principal risks in alphabetical order and not by order of importance. Please refer to the staff’s recent guidance on the order of risk disclosure.[1]

Response: Per the staff’s guidance, the Trust will present risk disclosure in the order of importance.

Please contact me at (509) 279-8202 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Partner

Practus LLP

1 Improving Principal Risks Disclosure, Division of Investment Management Accounting and Disclosure Information 2019-08 (Sept. 9, 2019) (ADI 2019-08) (https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure).